# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Etsy, Inc., CIK 0001370637
CUSIP: 29786A106
Title of class of securities: Common Stock, par value $0.001 per share (the "Shares")
Address of issuer's principal executive offices: 117 Adams Street, Brooklyn, New York (NY), 11201
Date of event which requires filing of this statement: 06/05/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001721695

## Reporting persons
- Citadel Securities GP LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,300,433; sole dispositive power 0; shared dispositive power 4,300,433; aggregate amount beneficially owned 4,300,433 (4.1% of the class)
  Comment: The percentages reported in this Schedule 13G are based upon 104,282,256 Shares outstanding as of April 25, 2025 (according to the issuer's Form 10-Q as filed with the Securities and Exchange Commission on April 30, 2025). Except as described in the preceding sentence, all Shares for the holdings of the reporting persons reported in this Schedule 13G are as of the opening of the market on June 12, 2025.
- Citadel Securities LLC: type of reporting person: broker-dealer (BD), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,061,701; sole dispositive power 0; shared dispositive power 3,061,701; aggregate amount beneficially owned 3,061,701 (2.9% of the class)
- Citadel Securities Group LP: type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,300,433; sole dispositive power 0; shared dispositive power 4,300,433; aggregate amount beneficially owned 4,300,433 (4.1% of the class)
- Citadel Advisors LLC: type of reporting person: investment adviser (IA), parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 503,098; sole dispositive power 0; shared dispositive power 503,098; aggregate amount beneficially owned 503,098 (0.5% of the class)
- Citadel Advisors Holdings LP: type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 503,098; sole dispositive power 0; shared dispositive power 503,098; aggregate amount beneficially owned 503,098 (0.5% of the class)
- Citadel GP LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 503,098; sole dispositive power 0; shared dispositive power 503,098; aggregate amount beneficially owned 503,098 (0.5% of the class)
- Kenneth Griffin: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,803,531; sole dispositive power 0; shared dispositive power 4,803,531; aggregate amount beneficially owned 4,803,531 (4.6% of the class)

## Item 1. Issuer
Name of issuer: Etsy, Inc.
Address of issuer's principal executive offices: 117 Adams Street, Brooklyn, NY, 11201

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being jointly filed by Citadel Securities GP LLC ("CSGP"), Citadel Securities LLC ("Citadel Securities"), Citadel Securities Group LP ("CALC4"), Citadel Advisors LLC ("Citadel Advisors"), Citadel Advisors Holdings LP ("CAH"), Citadel GP LLC ("CGP"), and Mr. Kenneth Griffin (collectively with CSGP, Citadel Securities, CALC4, Citadel Advisors, CAH, and CGP, the "Reporting Persons") with respect to the Shares of the above-named issuer owned by Citadel Securities, CRBU Holdings LLC, a Delaware limited liability company ("CRBH"), Citadel Securities Principal Strategies LLC, a Delaware limited liability company ("CSP"), Citadel Multi-Strategy Equities Master Fund Ltd., a Cayman Islands company ("CM"), Citadel Quantitative Strategies Master Fund Ltd., a Cayman Islands company ("QSMF"), and Citadel Clearing LLC, a Delaware limited liability company ("CCLC"). Such owned Shares may include other instruments exercisable for or convertible into Shares.

CALC4 is the non-member manager of Citadel Securities, CRBH and CSP. CSGP is the general partner of CALC4. Citadel Advisors is the portfolio manager for CM, QSMF and CLP Holdings Six LLC, a Delaware limited liability company ("CLP6"). CLP6 is the portfolio manager for CCLC. CAH is the sole member of Citadel Advisors. CGP is the general partner of CAH. Mr. Griffin is the President and Chief Executive Officer of CGP, and owns a controlling interest in CGP and CSGP.

The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the statement other than the securities actually owned by such person (if any).
Address of principal business office or, if none, residence: The address of each of CSGP, Citadel Securities and CALC4 is 830 Brickell Plaza, Miami, Florida 33131. The address of the other Reporting Persons is Southeast Financial Center, 200 S. Biscayne Blvd., Suite 3300, Miami, Florida 33131.
Citizenship: Each of CSGP, Citadel Securities, Citadel Advisors, and CGP is organized as a limited liability company under the laws of the State of Delaware. Each of CALC4 and CAH is organized as a limited partnership under the laws of the State of Delaware. Mr. Griffin is a U.S. citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
1. Citadel Securities LLC may be deemed to beneficially own 3,061,701 Shares.

2. Each of Citadel Securities Group LP and Citadel Securities GP LLC may be deemed to beneficially own 4,300,433 Shares.

3. Each of Citadel Advisors LLC, Citadel Advisors Holdings LP and Citadel GP LLC may be deemed to beneficially own 503,098 Shares

4. Mr. Griffin may be deemed to beneficially own 4,803,531 Shares.
Percent of class:
1. The number of Shares that Citadel Securities LLC may be deemed to beneficially own constitutes 2.9% of the Shares outstanding.

2. The number of Shares that each of Citadel Securities Group LP and Citadel Securities GP LLC may be deemed to beneficially own constitutes 4.1% of the Shares outstanding.

3. The number of Shares that each of Citadel Advisors LLC, Citadel Advisors Holdings LP and Citadel GP LLC may be deemed to beneficially own constitutes 0.5% of the Shares outstanding.

4. The number of Shares that Mr. Griffin may be deemed to beneficially own constitutes 4.6% of the Shares outstanding.
Sole power to vote or to direct the vote:
1. Citadel Securities LLC: 0

2. Each of Citadel Securities Group LP and Citadel Securities GP LLC: 0

3. Each of Citadel Advisors LLC, Citadel Advisors Holdings LP and Citadel GP LLC: 0

4. Mr. Griffin: 0
Shared power to vote or to direct the vote:
1. Citadel Securities LLC: 3,061,701

2. Each of Citadel Securities Group LP and Citadel Securities GP LLC: 4,300,433

3. Each of Citadel Advisors LLC, Citadel Advisors Holdings LP and Citadel GP LLC: 503,098

4. Mr. Griffin: 4,803,531
Sole power to dispose or to direct the disposition:
1. Citadel Securities LLC: 0

2. Each of Citadel Securities Group LP and Citadel Securities GP LLC: 0

3. Each of Citadel Advisors LLC, Citadel Advisors Holdings LP and Citadel GP LLC: 0

4. Mr. Griffin: 0
Shared power to dispose or to direct the disposition:
1. Citadel Securities LLC: 3,061,701

2. Each of Citadel Securities Group LP and Citadel Securities GP LLC: 4,300,433

3. Each of Citadel Advisors LLC, Citadel Advisors Holdings LP and Citadel GP LLC: 503,098

4. Mr. Griffin: 4,803,531

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement

## Signatures
- Citadel Securities GP LLC: /s/ Seth Levy, Seth Levy, Authorized Signatory (06/12/2025)
- Citadel Securities LLC: /s/ Seth Levy, Seth Levy, Authorized Signatory (06/12/2025)
- Citadel Securities Group LP: /s/ Seth Levy, Seth Levy, Authorized Signatory (06/12/2025)
- Citadel Advisors LLC: /s/ Seth Levy, Seth Levy, Authorized Signatory (06/12/2025)
- Citadel Advisors Holdings LP: /s/ Seth Levy, Seth Levy, Authorized Signatory (06/12/2025)
- Citadel GP LLC: /s/ Seth Levy, Seth Levy, Authorized Signatory (06/12/2025)
- Kenneth Griffin: /s/ Seth Levy, Seth Levy, attorney-in-fact* (06/12/2025)
Comment: * Seth Levy is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission, and hereby incorporated by reference herein. The power of attorney was filed as an attachment to a filing by Citadel Advisors LLC on Schedule 13G for Allakos Inc. on October 13, 2023.